C. Patrick Gadson pgadson@velaw.com Tel +1.212.237.0198

February 1, 2024

VIA ELECTRONIC MAIL AND EDGAR

Daniel Duchovny Special Counsel Office of Mergers & Acquisitions Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549-3561
Re:	The Walt Disney Company

Preliminary Proxy Statement Filed by Blackwells Capital LLC, et al.

Filed January 19, 2024

File No. 001-38842

Soliciting Materials filed pursuant to Rule 14a-12 by Blackwells Capital LLC, et al.

Filed January 22, 2024

File No. 001-38842

Dear Mr. Duchovny:

Set forth below are the responses on behalf of Blackwells Capital LLC (“Blackwells”), Blackwells Onshore I LLC, Jason Aintabi, Craig Hatkoff, Jessica Schell and Leah Solivan (collectively with Blackwells, the “Blackwells Filers”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter, dated January 29, 2024, with respect to the Blackwells Filers’ (i) preliminary proxy statement, File No. 001-38842, filed with the Commission on January 19, 2024 (the “Proxy Statement”) in relation to The Walt Disney Company (“Disney” or the “Company”) and (ii) soliciting materials filed pursuant to Rule 14a-12 on Form DFAN14A, File No. 001-38842, filed with the Commission on January 22, 2024 (the “Soliciting Materials”) in relation to the Company. Concurrently with the submission of this letter, the Blackwells Filers are filing Amendment No. 1 to the Proxy Statement (the “Amended Proxy Statement”). Enclosed with the email version of this letter is a copy of the Amended Proxy Statement marked to show changes from the Proxy Statement as originally filed.

Vinson & Elkins LLP Attorneys at Law	The Grace Building, 1114 Avenue of the Americas, 32nd Floor
Austin Dallas Dubai Houston London Los Angeles New York	New York, NY 10036-7708
Richmond San Francisco Tokyo Washington	Tel +1.212.237.0000 Fax +1.212.237.0100 velaw.com

Securities and Exchange Commission February 1, 2024 Page 2

For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. Unless otherwise specified, all references to page numbers and captions correspond to the Soliciting Materials, and all capitalized terms used but not defined herein have the same meaning as in the Proxy Statement.

Preliminary Proxy Statement

Background of the Solicitation, page 4

1.	We note your disclosure that you engaged numerous times with the company between December 11, 2023 and January 2, 2024. It has come to our attention that those communications consisted of two emails that you sent the company (to confirm an address and to provide an advance copy of a press release) and unsuccessful efforts by the company to engage in substantive discussions about your intent to nominate candidates for election to the board. Please advise or revise.

RESPONSE: In response to the Staff’s comment, the Blackwells Filers have revised the disclosure on page 4 of the Amended Proxy Statement to add the following statements:

The summary below details certain events related to this solicitation by Blackwells Onshore, Blackwells Capital, Mr. Aintabi, Mr. Hatkoff, Ms. Schell and Ms. Solivan (collectively, the “Participants”). This summary does not purport to catalogue every event, action or circumstance committed by or related to the Participants in connection with this solicitation.

* * *

On December 13, 2023, Ms. Negre emailed a representative of Blackwells.

On December 14, 2023, a representative of Blackwells emailed Ms. Negre.

On December 27, 2023, a representative of the Company emailed Mr. Aintabi.

On December 27, 2023, Ms. Negre and a representative of Blackwells exchanged emails.

On that same day, a representative of Blackwells had a call with Ms. Negre.

Proposal 1. Election of Directors, page 7

2.	Please revise your disclosure in the sixth paragraph that indicates proxies cannot be voted for a greater number of persons than the number of nominees, to state that proxies cannot be voted for a greater number of persons than the current size of the board.

RESPONSE: In response to the Staff’s comment, the Blackwells Filers have revised the disclosure on page 7 of the Amended Proxy Statement to state that proxies cannot be voted for a greater number of persons than the current size of the board.

Securities and Exchange Commission February 1, 2024 Page 3

3.	We note your disclosure in the last paragraph of this section (page 11). Please revise your disclosure to clarify that voting for fewer than twelve nominees will result in the loss of votes; a similar clarification should be made in the first bullet point on page 16. Also, revise to clarify the consequences of a shareholder voting for more than twelve nominees. See Rule 14a-19(e)(7).

RESPONSE: In response to the Staff’s comment, the Blackwells Filers have revised the disclosure on pages 11 and 16 of the Amended Proxy Statement to clarify that voting for fewer than twelve nominees will result in the loss of votes. Additionally, the Blackwells Filers have revised the disclosure on pages 11 and 16 of the Amended Proxy Statement to clarify the consequences of a shareholder voting for more than twelve nominees.

How to Vote by Proxy, page 16

4.	We note your disclosure in the last three bullet points on page 16. Please clarify, in this section, how Blackwells will vote any unmarked cards on the proposals referenced in these bullet points.

RESPONSE: In response to the Staff’s comment, the Blackwells Filers have revised the disclosure on page 16 of the Amended Proxy Statement to clarify that Blackwells intends to vote “ABSTAIN” as to Proposals 5, 6 and 7 with respect to any unmarked proxy cards.

Voting and Proxy Procedures, page 18

5.	Item 21(b) of Schedule 14A requires the person filing the proxy statement to disclose “the method by which votes will be counted [and] the treatment and effect of [ ] broker non-votes...” Please advise us of the legal basis upon which you relied to equate the possible voting by banks and other intermediaries in their discretion with the discretionary voting by brokers. See Exchange Act Release No. 30849 (June 24, 1992); see also Exchange Act Release No. 62764 (September 15, 2011) (expressly identifying “broker non-votes” as instances where brokers are allowed to use their discretion to vote absent instructions).

RESPONSE: In response to the Staff’s comment, the Blackwells Filers have revised the disclosure on page 18 of the Amended Proxy Statement. The Blackwells Filers acknowledge that persons other than brokers, such as banks and other intermediaries, are not the equivalent of brokers for purposes of providing broker non-vote disclosures under Item 21(b) of Schedule 14A. Accordingly, the Blackwells Filers have made the above-mentioned revisions to ensure compliance with Item 21(b).

Securities and Exchange Commission February 1, 2024 Page 4

6.	Refer to Proposal 7. Please provide us support for your disclosure that “Broker non-votes will not be considered entitled to vote on this proposal and will not be counted in determining the number of shares necessary for approval of the proposals.”

RESPONSE: In response to the Staff’s comment, the Blackwells Filers have revised the disclosure on page 19 of the Amended Proxy Statement to clarify that broker non-votes will have the same effect as a vote “AGAINST” Proposal 7.

Form of Proxy Card, page A-1

7.	Please revise the form of proxy to explicitly indicate in bold-face type whether or not the proxy is solicited on behalf of the registrant’s board of directors and on whose behalf the solicitation is made. See Rule 14a-4(a)(1).

RESPONSE: In response to the Staff’s comment, the Blackwells Filers have revised the form of proxy card to explicitly indicate in bold-face type that the proxy is not solicited on behalf of the Company’s board of directors.

Soliciting Materials filed pursuant to Rule 14a-12 by Blackwells Capital LLC et al.

Soliciting Materials, page 1

8.	Each statement or assertion of opinion or belief must be clearly characterized as such, and a reasonable factual basis must exist for each such opinion or belief. Support for opinions or beliefs should be self-evident, disclosed in the proxy statement or provided to the staff on a supplemental basis. Please provide the support described for your disclosure that real estate represents up to 50% of the entire market value of Disney.

RESPONSE: The Blackwells Filers advise the Staff that their estimate that the Company’s real estate represents up to 50% of the entire market value of the Company is supported by the quotient resulting from dividing (i) the Company’s gross real estate value of $77,551 million, as disclosed by the Company in its annual report on Form 10-K for the year ended December 31, 2023 (the “2023 Annual Report”), by (ii) the Company’s January 22, 2024 market capitalization of $174,026 million, which implies that real estate represents approximately 45% of the entire market value of the Company.1

Another methodology for valuing the real estate of the company looks at comparable hotel and resort businesses, and valuing the “Resort and vacations” portion of Disney’s “Experiences” business segment in the same manner.2 For example, Hilton Worldwide Holdings Inc., currently has a market capitalization of $48,969 million and had revenue in the last twelve months of $4,332 million (a market capitalization to revenue ratio of 11.3x). According to the 2023 Annual Report, the Company had $7,949 million in “resort and vacation revenue” in fiscal year 2023. Applying the 11.3x ratio to this segment’s revenue would result in a valuation of $89,856 million, or 52% when expressed as a percentage of the Company’s $174,026 million market capitalization as of January 22, 2024.

Other analysis run on the total value of Disney’s real estate supports even higher percentages. For instance, according to a 2023 article published by NBC, “the property appraisers for Orange and Osceola counties appraise Disney’s properties like all others, and property taxes are based on those values. Disney’s total property value is $124 billion, and it pays more than $1 billion a year in state and local taxes.”3 Dividing $124 billion by the Company’s January 22, 2024 market capitalization would imply that real estate represents upwards of 70% of the Company’s market value, even before accounting for the value of the Company’s real property located in California and elsewhere.

* * * * *

[1]	See, Annual Report of The Walt Disney Company on Form 10-K, filed with the Commission on November 21, 2023, available at https://www.sec.gov/ixviewer/ix.html?doc=/Archives/edgar/data/0001744489/000174448923000216/dis-20230930.htm. Gross real estate value is derived from the Company’s consolidated balance sheets by adding “Attractions, buildings and equipment,” “Projects in Progress” and “Land” together. Alternatively, this value is derived by taking “Parks, resorts and other property” less “Accumulated depreciation.”
[2]	We believe that “Resorts and vacations” is comparable to the operations of Hilton Worldwide Holdings Inc. as this portion of the “Experiences” business segment is comprised of sales of room nights at hotels, sales of cruise and other vacations and sales and rentals of vacation club properties.
[3]	See, In DeSantis Vs. Disney World, Governor Misstates Facts on Taxes, NBC6 South Florida, April 19, 2023, available at https://www.nbcmiami.com/news/local/in-desantis-vs-disney-world-governor-misstates-facts-on-taxes/3018225/.

Securities and Exchange Commission February 1, 2024 Page 5

Please contact me directly at (212) 237-0198 with any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff.

Very truly yours,

/s/ C. Patrick Gadson
C. Patrick Gadson

cc:	Jason Aintabi, Blackwells Capital LLC
Lawrence S. Elbaum, Vinson & Elkins L.L.P.